Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

The following is a transcript of a presentation given to attendees at Needham & Company’s 17th Annual Growth Conference in New York, on Tuesday, January 13, 2015, at the New York Palace Hotel.

<<Bradley C. Anderson, Executive Vice President-Finance, Chief Financial Officer, Treasurer & Secretary>>

Hi good afternoon. My name is Brad Anderson I’m the Chief Financial Officer of Amtech Systems, like to welcome you to our presentation today. I look forward to discussing our company and some of the future activities that we have planned.

To start us off, we’re going to have our CEO and President of the company, Mr. Fokko Pentinga to start us off. So I’ll turn the time over to him.

<<Fokko Pentinga, President & Chief Executive Officer>>

Good afternoon. Glad to see this group of people here.

First, we’re going to tell a few things and that includes some financial statements or forward-looking statements and of course I have to warn you all that everything can change and often it does. So if you want to read through this sometime it’s also on our website obviously.

So who are we? Amtech is a global supplier of solar and semiconductor equipments, so really manufacturing equipment to make solar cells or semiconductor chips. Headquarters Phoenix, Arizona, ideal place for solar. And we have a global presence that means North America, Europe, Asia. And we’re really number one in the solar diffusion furnace, that’s been our backbone for years and growth in solar, but it was only one step and I’ll talk more about it.

We developed a platform more not just to machine, but a platform and you see this thing coming back a few times in my presentation of a combination of innovation and acquisition, that’s how you get to a better position into world of solar as it’s been developing over the years. And in the beginning when we’re having such a great run in solar, with diffusion product, of course, we knew how it look and we knew how well it will step, but to fully understand the technology of how to make a solar cell that wasn’t there. And over the years we transformed the company from just an equipment vendor to an equipment vendor and a technology provider, so being able to do both.

Of course we will talk a lot about solar today, because that’s where a lot of the growth is. But we do more and solar being number one, most of our investment, but semiconductor, that’s where we all come from, myself, for example, used to be Tempress from the 80s and General Signal in those days was one of the larger companies in the semiconductor. We’ll talk later with BTU, but already in those days, Tempress, General Signal was competing with BTU. So after so many years this product might be a better idea than doing that one.

So semiconductor is still important, but it’s not the gross, because it has become rather complex, if you really go into the mainstream semiconductor like ASMLs, and ASMIs and applied materials, that’s not where we are, we are more in the analog. And LED is an important area too, but it’s not a huge part of what we do, but it’s still an important area and it’s a nice growth area, as well.

This is nothing new people who have been following us for some years, JS, who founded the company, and myself and Brad been along a long time. So nothing new here and that’s positive, I think, because it’s important, especially NLCs ups and downs in this industry that management is solid and stable and doesn’t move too much. And here, this is really the Amtech business model, on the top side you see the different companies that’s been added to the group and I was a part of it since 1994. And in the bottom part we see all the innovations. And you see a few new names in here and this one of course BTU a lot of people here know BTU very well.

And there’s another new name SoLayTec, it’s a small company we acquired just a couple of weeks ago and in Netherlands high tech company for ALD, atomic layer deposition. So combining this top line of having acquiring selectively the right companies that fit together best and at the same time do your technology development most on the technology side and on the machine side, because selling a technology that’s really difficult, it’s not making money, the money is mostly when you sale the equipment. But if you don’t have the technology you don’t sale the equipment, so that combination really gets us where we are today.

And with what we’ve been doing with BTU specifically, it also gets a bit more balance. We said we were global, but most of our operations were really based a little bit in Europe. And now with BTU joining, we have a much more balance between North America, Europe and China, because a large part and Paul will talk about it later is in China few operations. So it’s a nice balance between each of these three major components.

And for the solar, on the left, you will see the process equipment that we’ll do, diffusion, VCVD, implant and then lot of automation, because automation particularly when the volumes get high may be I told this before in the beginning as well China where everything do manual because labor is cheap and all those labor becomes, when its 1,000 people it’s still fun, but when you have 10,000 people in a factory, it really becomes a problem to keep everybody. So therefore automation for solar and semi for different reasons of course is very important.

So where are we in the solar, we’re not making silicon, we’re not making the wafers, we really in the cell side, purely making production equipment for the cell and understanding the technology of how to make a cell. So the last years we got nice position in the market. If you looked at more than 20, let’s say close to 25 gigawatt of production is using a step and if we add BTU it’s more than 25 gigawatt, that means half of all the cells, all the solar cells in the world and in those solar cells we even include the thin film. So half of everything in solar in this world that’s being installed, at least has a step of our product in there. We’ve really proud of it.

And of course you will recognized quite a few names here of the number, the top ten customers that produce the cell stream as the Yingli and even though the times are little bit more difficult, they will continue to be our customers and work with us. And also in the R&D, if you do become a technology company, then R&D is important you can’t do that all yourself, just too complex. And we work very, very close with both specifically the Energy Research Centre in the Netherlands, and Fraunhofer in Germany and IMEC, Belgium, and of course for Asia, and EU, and University of New South Wales are important too. But we have good relationships and joint projects with almost all of them.

So what does it do to us? Then, besides working with them you also get a better view of what the future and the technology is going to look like. And what we really see here is that this is going to be a major shift from the P-monos to the N’s and the multis is really going to go to high performance, so that’s one area. And then we see that the normal back side if you just to be all aluminum on the back of a solar cell is really going to go to a more complex structure, which we called PERC Passivated Emitter Rear Cell, but it’s the rear side of the cell that gets a few more steps. You see little graph there, but what it does is it bangs over to 20% of efficiency, but you need to do a few extra steps there.

Here is a bit of the same in a different way, but saying indeed n-type which we have been working on for many years. Also wish Yingli on the PANDA cells. Really we’ll start to become a major part of the all the new lines. So this is important factor and also the third type of cells as I mentioned, will become the other two big areas in solar.

So now, if we look now talking about acquisitions and development, in the beginning what we did was we were only – you see the blue, only doing the phosphor diffusion in the earlier lines. And if we wouldn’t have done anything, we’d only have phosphor diffusion in this line, as well. Then we navigate back to the same growth in number of gigawatts as we had five years ago. So therefore, what we did, we added some products. So that means instead of selling one machine in a new line, we’re selling two. And oops – if you have, the ones here, if you have a third line, you need PECVD nitride layer on both sides.

And it also needs aluminum oxide, okay this is the other company we just acquired. So rather than just having one step here, we’re having four steps. We can do even better by adding BTU to firing further. So then they got a few more steps that they can do in that, but so even more than that. And if we go to the n-type that means all of a sudden we have the boron diffusion, we can have our implanter in there and the anneals if you do an implant, you don’t get a diffusion furnace, but you get anneals furnace we supply that too. And then you have two sides of PECVD and a firing, and of course it’s not on this one, but you can increase your efficiency in most lines, what they do they reduce aluminum oxide in that one too.

So that means that more than 50% of the CapEx on the new m-type line can be provided by us, that’s a very nice precision. Also if at some point in time people want to have buy that as they saw the package deal, because if you have to buy almost everything from a third party camp that doesn’t work, because you’ve got too much risk and your margins go down, but if you provide very large portion off line that really helps.

So what do we think of solar? I think half of the world’s population believes that it’s really needed and well, politicians, as well. And so it’s becoming global just at the emerging markets into 2013 was already eight gigawatts, so that’s really growing fast. Some people predict and whether is 2018 or a year later, we’re going for this 100 gigawatt. So almost double as what it is today in just a couple of years. And the supply/demand balance equilibrium has already started sort of now. So what did we do over this last three years, when things were difficult? Well we made sure that we stayed in a very strong financial position. We’ll build a flexible supply chain. So we can grow, again and we have a lot of experience, so that means we can, we’ve proven to be able to go through the upside and now the downside that means the upside that’s coming on, we can handle that too.

So developing three new products during a downturn and keeping our financial basis, I think is really, really good. And product that can be used both in a multi and mono and increasing our addressable market very, very much, much, much bigger three times or more than we used to have. And at the same time be able to do M&As and work with BTU which hopefully later on this month will close and also get us into a company called SoLayTec that’s a small Dutch company, but it is a high-tech company do atomic layer deposition. Those of you that know a little bit in the semiconductor that’s also couple of important companies that use – that make equipment for ALD and the semiconductor like ASMI and Applied, so really interesting steps. It immediately gives us instead of three, four machines and with the firing even five machines and these new lines, all modern machines not something that has been around for ten years, these are all new designed machines.

Analog is the most important area we’re in, in the semiconductor. And the top players here like German company Infineon is one of our most important customers here and there’s a continuous growth because power, everything that is driven by electricity power is important to control. So it’s a continuous growing, not as much as the microprocessors, but it’s still a very important market for us. So that gives the long-term opportunity. And LED & Optics is of course with this thing that happened in last year where some companies ran into some trouble, slows it down a little bit, but Optics continues to be very interesting thing, whether it’s for the glasses or for the phones.

So this is as much I want to say about the general overview of the company, Brad will do some of the financials now.

<<Bradley C. Anderson, Executive Vice President-Finance, Chief Financial Officer, Treasurer & Secretary>>

Thank you, Fokko. And we’ll take a few minutes go over a couple of financial slides and then also talk about the upcoming merger with BTU. And finally, I’ll turn sometime over to BTU’s CEO, Paul van der Wansem to share a little bit more in depth about BTU.

If you look at from an orders or from a bookings trend, and this is on an annual basis for our fiscal year and our fiscal year is September 30, fiscal year. You can see where the last up cycle was and the tremendous participation that we had in that. And then obviously a tremendous drop off that occurred when we had demand far exceeding supply for our exceeding demand. They went through a couple of lean years and started to see some pick ups, some selective opportunities on the solar side through the $34 million in orders. We just announced that for the December quarter we did a total of $30 million in orders, $21 million of which were solar.

So the general trend – from quarter-to-quarter it’s going to be lumpy, it always has been and it will continue to be that way, both from a customer concentration and just from an order intake. However, what we see for 2015 is there are still – there are selective capacity expansion opportunities. We really think 2016 as being the year where you see a general up-tick in – on the solar side. Having said that, as they make plans, they’re going to have to start putting in those orders, because it takes from place that orders to really have in that line up and running is about nine months. So we’re starting to see a little bit of that and we’re participating in it. So right now through the first – our first quarter, we’ve done a total of $30 million in orders.

From a balance sheet perspective, our last reported numbers for our balance sheet of September 30 we had essentially $30 million of cash, and no debt and no other convertible securities or anything out on the balance sheet. So the equity section of the balance sheet is clean and we build and manage through this down cycle with sufficient capital for us to manage that cycle that we see so far and be able to provide the working capital we need to meet our customer needs.

So we spend just a few minutes this slide – the next slides I’m going through related to the acquisition of BTU. This is a stock-for-stock deal it is still subject to shareholder approval by both companies. Those who are shareholders of the record have received the proxy materials and the vote – the shareholder meeting is scheduled for January 29. Hopefully we’ll get the required number of votes and be able to close that deal and move along.

So let me talk a little bit about that for just a minute. The rationale for doing this is it does create greater scale, operating efficiencies it brings two companies they have much experience thermal processing together it expands the markets that we serve. There is – BTU has a semi-reflow business, approximately $40 million in revenues per year that profitable and brings a nice base to support our solar growth strategic opportunities that we have. We do expect the transaction to be accretive to our fiscal 2015 on a non-GAAP basis. We do expect to generate $4 million to $5 million of operating synergies within the first twelve months.

Just a snapshot on the two companies. Of course both been around for a longtime, and been public and been through a lot of cycles, know how to manage those cycles. And you can see from an employee standpoint it bring some IP also to the table. They do a lot of their manufacturing BTU in China. They were able to do very successfully transition to China and be able to reduce their cost while maintaining quality and done a great job on that. We hope to leverage half of that.

Specific terms of the transaction, it’s a share-for-share exchange. The proforma ownership looks to be about 75%, 25% splits, so 75% owned by Amtech, 25% by BTU on a combined basis. And again we anticipate the close to be the first quarter essentially, hopefully by end of this month. Again bringing together two companies with a lot of thermal experience, builds a stronger platform for us for both companies and provides really we think an exciting opportunity as we move forward and in 2015 and 2016.

Fokko mentioned our product portfolio and if you look from a portfolio standpoint, Paul will spend a little more time on that. So I won’t spend too much time, but they are in semi packaging and SMT, Surface Mount Technology, so all electronic side. They also provide Inline Annealing Furnace or applications for that on the solar side along with metallization and firing. Yes we show the kind of at the back-end of the manufacturing of the solar cell, they also have some high-temperature bell-type furnaces. But we on the Tempress side have experienced with they provide to kind of custom type solutions for customers. Walking beam is mainly in the nuclear sintering business.

We did this as of, this is back in June when we had those numbers of what the pro forma revenues look like and products that they’re in. And this presentation is on our website, it’s also filed with the SEC too. So you could – you’ll be able to see that.

Now if you took these revenues as of September 30, not need to be a trend, but just for your information, if you – if these companies had been together as for 12 months as of September 30, that would have been about $111 million on an annual run-rate.

With that I’ll turn, minimal time over to Paul.

<<Paul J. van der Wansem, Chairman and Chief Executive Officer-BTU>>

Thank you, Brad and good afternoon. I will give a short overview of BTU. Usually little shorter than I usually do and that’s why Peter Tallian who is in room with me won’t be standing here, but is ready specific questions later on which I can’t answer you probably can. So with that let me proceed.

My legal team told me I need to have my own Safe Harbor statement. So here it is. With that, just a background of BTU, we founded it in 1950 as we’ve said before, public since 1989 and we are headquartered in Billerica, Mass. And we have manufacturing and engineering capabilities both in Massachusetts and as well in China. We started in China in 2004, hired my first people in 1994, they’re still with me. And that China eventually saw it in 2004 has been very productive and has been really profitable since many, many, many years.

On the right side you see roughly how our sales divide between the different geographical areas. Of course, Asia is predominant at 64%, then you got Americas and then – and Europe. A few years back that was probably even more skewed toward the Asian cycle when we were doing solar equipment, as well.

So the revenue side you can see here we were peaking at about $82 million, then we had the solar revenue involved, as well. The next year in 2011 then it started to taper off rapidly. And we came down to about $47 million in 2013 for the first nine months of this year, we are at about $44 million for nine months and we expect to close somewhere in the neighborhood of what we did in 2012.

So this kind of scattering of many, many customers we have, especially in the electronic industry and nuclear and solar. It’s much larger number of customers than we might see at Amtech, that’s because in the electronic industry there are many more people who are involved in the assembly have of the semiconductor and in the PC board assembly area as well. So this is just a smothering and an example of how diversified we are in selling to a very larger customer business. This gives you an inkling of roughly as to how our business evolved over the years.

As you can see the red part is the predominant part except with 2009 where we had a really disaster in the electronics industry and in general where we saw very low revenues. But in the blue part start to kick up which was solar primarily and some nuclear, most of it in solar and that’s about energy part and of course that started to disappear after 2011 to a minimal level as you can see for 2013 and 2014 estimated roughly our sales.

So predominantly electronics good solar startup in 2009, 2010, 2011 and then seeing it came to a halt. So that’s our business mix. Roughly in the packaging area for semiconductors we do solar reflow stat either one or two steps depending on the process we use and we are a very successful in that, we are probably the largest market share of anybody in the semiconductor packaging area, specifically the stuff we do in Taiwan, which is the hot belt of the packaging area. In assembly, we are an installer reflow step for the PC board assembly and we have a sole market share that, as well.

Looking at electronics for a quick outlook we have some figures here and of course a real start of the real GDP that may have come down a little bit lately in the world, as you see the slow down. But basically we are looking at roughly 6% to 10% at least growth rate in what we expect to do in 2015. And this will be revised on a quarterly basis, but this is basically in the typical expectations, which we have to grow on the top of our own market shares to grow also in SMT, which is new product that we have launched, as well.

So with that let’s talk about solar, you’ve heard lot about solar from Fokko, he’s probably more deeply into solar than I am. But historically we have been in the in-line diffusion which is a little different from the batch diffusion, which focused us and we were very successful in the ten or eleven timeframe. We also are in metallization for drying and firing step and then we also have anneal equipment which we see coming up for different parts of the process actually.

So that’s where we are, again we’re not ensure looking itself or the wafer part, we’re in the cell part and we’re not in the module part. This is a graph which I’ve shown people before we have a little niche which you can see here lately cropping up at $50 approx for oil, I’m not sure of what that’s going to do yet. I don’t think it’s going to last incredibly long, I mean, it lasts a year or not. But obviously oil so as to compete rapidly, but you can see most importantly that these line is becoming down very dramatically with the cost of solar and its important time we’ve been wean ourselves totally out of the subsidies and in fact in some prices of world’s we already at equilibrium if not better than the alternative.

One slide on nuclear fuel, nuclear fuel is a very unique sector for us. We are involved in uranium oxide centering since many, many years back to the 70s. We have many customers around the world, many, I mean, about ten because there are not many more people who make uranium oxide. And the uranium oxide pellets go into the power stations. And China, Russia, and India are building up there, more than 45 new nuclear reactors in process of being built.

And China also wants to be independent from other sources where they make nuclear fuel like Russia and we see growth in China for our equipment. Now our equipment, we sell this equipment as you can see here, it is at very high temperatures about [indiscernible] on the 50 degree centigrade. The pellets will be traced, it is a very high volume equipment costs about $3 million plus and we sell one or two a year in good times, last year, we didn’t have any, but we expect again in the future to see orders. We also do rebuild and rebuilds of this equipment, it happens every five, six years or seven years in some cases and they may mean about $600 thousand to $1.2 million for every build. So that’s our nuclear business.

Sales per quarter as you can see here is the $44 million we expect to be in this neighborhood for the year. And then go beyond that and hopefully this to help and getting together with Amtech not only can we reduce expenses, but also we can grow our top line in combination with what they are doing.

So just in figures as you can see here $44 million, we did $1.2 million in net, net loss or about $0.12 a share, which were dramatic improvement from last year where we did $47.8 million and we had $11 million plus loss in the last year. Of course, we took a real hit in this period – year and we’ve been able to manage now our cash flow and our expenses down to where the last quarter’s were however breakeven though is slightly profitable.

Cash, we have about a cash position here of about $10.4 million that was at the end of September and we had some cash burn that not functional and this is basically a very clean balance sheet. We have mortgage on the building of $7 million, but that’s the only debt we have, no other debt, no bonds, no subordinated debt or anything like that.

So with that my summary, we have a strong foundation. Nanoelectronics is a very strong brand name and a very strong infrastructure to service our customers. We expect additional market penetration, which is our lower end product. Our growth opportunity we’ve visualize is still solar, which is in 15 plus otherwise we will be talking to Amtech if you then believe this. We have got some newer products from metallization anneal and we’re obviously we are all after increase throughputs and higher efficiencies in terms of lowering the cost per watt which will be good for everybody and that’s how you compete in this business.

Our nuclear is largely an Asian opportunity, not in the west. But the backbone thermal processing and gas experience, process gas and innovation. We have higher volume of continuous processing for a number of industries, but those are really focused on the solar as well as of course the electronics. And we have a strong operational team in the United States and China and in fact, we have more people in China than in the United States today and about 75% of our products in terms of revenue are produced out of the China factories for worldwide use, operational excellence and strong worldwide especially Asian customer base.

And that basically concludes my presentation. It is our 65th year in existence and hopefully within the corporate head of Amtech we’ll do even better than we did in the past.

So with that I leave this to open for questions. Fokko?

<<Fokko Pentinga, President and Chief Executive Officer>>

Okay.

Q&A

<Q>: [Question Inaudible]

<A – Brad Anderson>: Obviously, we put out there publicly the $4 million to $5 million of expense savings, so you could see kind of from the trend, we have not given public information as far as the combined entities are concerned, but we saw where Paul on that last slide where BTU is heading. So I think you can layer on $4 million to $5 million of savings on to that on an ongoing basis.

<Q>: [Question Inaudible]

<A – Brad Anderson>: We haven’t given that information out. We haven’t gone that granular. We have a combined. Well, the gross margins, right now, are just based on the relative volume of each company that depending on what the mix is in any given quarter that kind of adjust the volume. But that $4 million to $5 million of savings is mostly on the operating margin, not I think on the gross margin is maybe a little bit mostly on the operating margin.

<Q>: [Question Inaudible]

<A – Brad Anderson>: We haven’t baked that into the first year. We think there will be going forward, but that’s not something that we put into that $4 million to $5 million.

<Q>: [Question Inaudible]

<A – Brad Anderson>: Right.

<Q>: [Question Inaudible]

<A – Brad Anderson>: Yes it would.

<Q>: [Question Inaudible]

<A – Brad Anderson>: More than 50, yes.

<Q>: [Question Inaudible]

<A – Brad Anderson>: Yes.

<Q>: [Question Inaudible]

<A – Brad Anderson>: Do you want to take that Fokko?

<A – Fokko Pentinga>: That’s the wrong answer I guess, but, yeah, oil does that really have too much of an influence? I think psychologically yes. Because then everybody thinks well its energy. But in reality, I don’t really think it should matter too much, oil is not really being used to generate the electricity well all others is purely make electricity. And besides that it’s not something if somebody guarantees that oil is going to be $40 for the next 20 years, I’m sure that solar will have some less growth, but that’s not going to be the case. So other than the psychological parts I don’t see too much of an influence to dollar. Why should that have too much of an influence, I mean, selling here makes it cheap and most of it is produced in Asia anyway. So that makes it relatively cheap here.

And so most of the equipment frankly speaking is not made here in the U.S. either it’s made in Europe, so that Euro is going down so that really driving the cost down of solar, all of the poly is mostly still coming out of Asia so that’s driving the cost down. So for America which is one of the larger markets, it’s only positive. So for solar, I don’t see a more expensive dollar giving any negatives either. But everything has to do with psychology how do people perceive what is going to happen and that something I can’t control, but I personally don’t see big issue in either with the oil price as nor with the dollar price.

Yes sir.

<Q>: [Question Inaudible]

<A – Fokko Pentinga>: Well, we are basing that on a few things, it already starts, I think, a little bit this year. But we see a constant growth in solar and I don’t see that stopping. If that would stop then you wouldn’t see that much, but still there are couple of reasons. First of all, particularly China is presumed as is that certain new lines that are being setup need to be of a higher efficiency, that means about 18% for multi and above 20% for mono, so that really if you want to build something new it has to be new high efficiency. There is a continued growth and the new technologies will require a lot more equipment than in the past. So combining those I do believe there is a significant growth coming.

<<Fokko Pentinga, President and Chief Executive Officer>>

I think this is it. Thank you all very much for coming.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (the “Company”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. The Company and Amtech also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus, which was filed on December 23, 2014 with the SEC. THE COMPANY AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMTECH AND THE PROPOSED MERGER.

Investors and shareholders of the Company and Amtech will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company or Amtech. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Company and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, which was filed with the SEC on December 9, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC.

Safe Harbor Statement

This transcript may contain certain statements or information that constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). In some but not all cases, forward-looking statements can be identified by terminology such as, for example, “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include statements regarding BTU International’s (the “Company”) future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of the Company and its management for future operations. Such forward-looking statements and information are provided by the Company based on current expectations of the Company and reflect various assumptions of management concerning the future performance of the Company, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no guarantee that such forward-looking statements or information will be realized. Actual results may vary from any anticipated results included in such forward-looking statements and information and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of any expectations or assumptions or the forward-looking statements or information based thereon. Only those representations and warranties that are made in a definitive written agreement relating to a transaction, when and if executed, and subject to any limitations and restrictions as may be specified in such definitive agreement, shall have any effect, legal or otherwise. Each recipient of forward-looking statements should make an independent assessment of the merits of and should consult its own professional advisors. Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.